Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone:             (203) 222-5950
E-mail:      eric.cohen@terex.com

August 10, 2010

Kevin L. Vaughn
Securities and Exchange Commission
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2009 Filed February 24, 2010; Form 10-Q for the Quarter Ended March 31, 2010 File No. 001-10702

Dear Mr. Vaughn:

I have received a copy of your letter dated July 27, 2010 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filings.  Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2009

Forward-Looking Information, page 3

SEC REQUEST OR COMMENT NO. 1:

Given that you cannot rely on the safe harbor provisions regarding forward-looking statements provided under the Securities Act and the Securities Exchange Act for a period of three years pursuant to your settlement agreement with the SEC, please revise your applicable future filings to eliminate your reference in this section to the statutory safe harbors sections adopted as a part of each such Act.  This comment would also apply to your quarterly and other periodic reports and statements made at the beginning of your earnings calls.

TEREX CORPORATION’S RESPONSE:

In its applicable future filings and in statements made at the beginning of its earnings calls, the Company will eliminate any references to the statutory safe harbor sections, adopted as part of the Securities Act of 1933 and Securities Exchange Act of 1934, regarding forward-looking statements.

Terex Corporation   200 Nyala Farm Road   Westport, CT 06880 USA   TEL +1 203 222 7170   FAX +1 203 222 7976   www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
August 10, 2010
Page of 2 of 6

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 37

SEC REQUEST OR COMMENT NO. 2:

We note here and throughout the filing that you present non-GAAP measures including but not limited to the decline in your sales, gross profit, and selling, general and administrative costs excluding the translation effect of your foreign currency exchange rate changes.  We note similar disclosures within your March 31, 2010 Form 10-Q.  Please revise your future filings to label these as non-GAAP measures and to include the disclosures required by Item 10(e)(1)(i)(c)-(d) of Regulation S-K.

TEREX CORPORATION’S RESPONSE:

In its applicable future filings, the Company will label these as non-GAAP measures and will include the disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K.  In this regard, the Company intends to include in its applicable future filings disclosure similar to the following:

Non-GAAP Measures

In this document, we refer to various GAAP (U.S. generally accepted accounting principles) and non-GAAP financial measures.  These non-GAAP measures may not be comparable to similarly titled measures disclosed by other companies.  We present non-GAAP financial measures in reporting our financial results to provide investors with additional analytical tools which we believe are useful in evaluating our operating results and the ongoing performance of our underlying businesses.  We do not, nor do we suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

Non-GAAP measures we use include the translation effect of foreign currency exchange rate changes on net sales, gross profit, Selling, General & Administrative (“SG&A”) costs and operating profit, as well as the net sales, gross profit, SG&A costs and operating profit excluding the impact of acquisitions.

As changes in foreign currency exchange rates have a non-operating impact on our financial results, we believe excluding the effect of these changes assists in the assessment of our business results between periods.  We calculate the translation effect of foreign currency exchange rate changes by translating the current period results at the rates that the comparable prior periods were translated to isolate the foreign exchange component of the fluctuation from the operational component.  Similarly, the impact of changes in our results due to acquisitions that were not included in comparable prior periods is subtracted from the absolute change in results to allow for better comparability of results between periods.

Terex Corporation   200 Nyala Farm Road   Westport, CT 06880 USA   TEL +1 203 222 7170   FAX +1 203 222 7976   www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
August 10, 2010

Critical Accounting Policies, page 45

Inventories, page 46

SEC REQUEST OR COMMENT NO. 3:

We note from page F-54 that you recorded $62 million of inventory write-downs during fiscal 2009.  We further note your disclosure on page 38 and throughout the filing that the demand for your products decreased due to the uncertainty about the global economy that caused your customers to defer purchasing your equipment.  Please explain to us in more detail how you determined the amount of inventory to write-off, including the significant estimates and assumptions.

TEREX CORPORATION’S RESPONSE:

The Company values its inventories at the lower of cost or market (“LCM”) value.  Cost is determined principally by the first-in, first-out (“FIFO”) method and the average cost method (approximately 48% and 52%, respectively at December 31, 2009).  In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or over-valued items at the lower of cost or market.  These assumptions require the Company to analyze the aging of and forecasted demand for its inventory, forecast future products sales prices, pricing trends and margins, and to make judgments and estimates regarding obsolete or excess inventory.  Future product sales prices, pricing trends and margins are based on the best available information at that time including actual orders received, negotiations with the Company’s customers for future orders, including their plans for expenditures, and market trends for similar products.  The Company’s judgments and estimates for excess or obsolete inventory are based on analysis of actual and forecasted usage.  The valuation of used equipment taken in trade from customers requires the Company to use the best information available to determine the value of the equipment to potential customers.  This value is subject to change based on numerous conditions. Inventory reserves are established taking into account age, frequency of use, or sale, and in the case of repair parts, the installed base of machines.  While calculations are made involving these factors, significant management judgment regarding expectations for future events is involved.  Future events that could significantly influence our judgment and related estimates include general economic conditions in markets where the Company’s products are sold, new equipment price fluctuations, actions of the Company’s competitors, including the introduction of new products and technological advances, as well as new products and design changes the Company introduces.  The Company makes adjustments to its inventory reserve based on the identification of specific situations and increases its inventory reserves accordingly.  As further changes in future economic or industry conditions occur, the Company revises the estimates that were used to calculate its inventory reserves.  In fiscal 2009, the Company recorded $62 million of inventory write-downs throughout its businesses based on the factors noted above.

If actual conditions are less favorable than those the Company has projected, the Company increases its reserves for LCM, excess and obsolete inventory accordingly.  Any increase in the Company’s reserves will adversely impact its results of operations.  The establishment of a reserve for LCM, excess and obsolete inventory establishes a new cost basis in the inventory.  Such reserves are not reduced until the product is sold or disposed.

Terex Corporation   200 Nyala Farm Road   Westport, CT 06880 USA   TEL +1 203 222 7170   FAX +1 203 222 7976   www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
August 10, 2010

Although there was deterioration in economic conditions throughout fiscal 2009, the Company adjusted its production, which helped to mitigate inventory write-downs.

Item 10.  Directors, Executive Officers and Corporate Governance, page 64

SEC REQUEST OR COMMENT NO. 4:

We note the disclosure regarding the qualifications of your directors to serve on your board on pages 4 through 7 of the section “Proposal 1: Election of Directors” of your proxy statement which has been incorporated by reference into your Form 10-K.  It appears that you included only general disclosure in response to Item 401(e) of Regulation S-K.  In future filings, please be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that each director should serve on your board.

TEREX CORPORATION’S RESPONSE:

While the Company believes its disclosure regarding the qualifications of its directors complies in all material respects with the disclosure requirements of Item 401(e) of Regulation S-K, it will review its disclosure regarding the qualifications of its directors in its future filings and consider adding more specific information in describing the experience, qualifications, attributes or skills that led the board of directors to conclude that each director should serve on the Company’s board.

Item 11.  Executive Compensation, page 64

SEC REQUEST OR COMMENT NO. 5:

We note your disclosure on page 13 of the definitive proxy statement incorporated by reference into your Form 10-K in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

TEREX CORPORATION’S RESPONSE:

In early 2010, the Company conducted a comprehensive review of the compensation policies and practices for its employees, including reviewing a description and purpose of the Company’s various local incentive programs, the number of participants in each of the local programs, the amount budgeted for payout in each of the programs and the amount actually paid pursuant to the programs.  Prior to the filing of the Company’s definitive proxy statement, the Company discussed the results of its review with the Compensation Committee and the Compensation Committee’s independent, outside consultant.  Several features in the Company’s compensation programs and policies mitigate or reduce the likelihood of excessive risk-taking by employees and led to the conclusion that the Company’s compensation programs do not encourage excessive or unnecessary risk-taking that is reasonably likely to have a material adverse effect on the Company.  These features include the following: (i) the core principles of the Company’s compensation program are designed to align incentive goals with stockholder interests; (ii) pay typically consists of a mix of fixed and variable compensation, with the variable compensation designed to reward both short- and long-term business performance; (iii) a significant portion of the Company’s executive officers’ total direct compensation is in the form of equity awards that usually vest

Terex Corporation   200 Nyala Farm Road   Westport, CT 06880 USA   TEL +1 203 222 7170   FAX +1 203 222 7976   www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
August 10, 2010

over multiple years; and (iv) the Compensation Committee has the ability to use, and has used, negative discretion to reduce payouts under the Company’s Management Incentive Bonus program.  As a result of this review process and the ensuing discussion with management, the Compensation Committee agreed that the Company’s compensation programs do not encourage excessive or unnecessary risk-taking that is reasonably likely to have a material adverse effect on the Company.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 64

SEC REQUEST OR COMMENT NO. 6:

We note your disclosure on page 54 of the definitive proxy statement incorporated by reference into your Form 10-K that Mrs. Ellis received an equity grant and compensation in 2009 in excess of $120,000.  In future filings, please disclose the dollar value of the amounts involved in such transactions.

TEREX CORPORATION’S RESPONSE:

In its applicable future filings, the Company will disclose the dollar value of the amounts involved in such transactions.

Form 10-Q for the Quarter Ended March 31, 2010

Note D.  Discontinued Operations, page 11

SEC REQUEST OR COMMENT NO. 7:

We note that you sold your mining business to Bucyrus and that you received $1.3 billion of consideration, which was comprised of $1 billion in cash and 5.8 million shares of Bucyrus common stock.  Considering your equity interest in Bucyrus, please explain to us how you met the criteria outlined in Topic 205-20-45-1(b) of the FASB Accounting Standards Codification to present the mining business as a discontinued operation.

TEREX CORPORATION’S RESPONSE:

The Company considered the guidance within the FASB Accounting Standards Codification (“ASC”) in its determination of the mining business as a discontinued operation.  ASC topic 205-20-45-1(b) states “the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

The Company does not believe that its ownership of the shares of Bucyrus International, Inc. (“Bucyrus”) common stock provides it with any influence over the management or operations of Bucyrus.  While, the Company’s ownership of 5.8 million shares of Bucyrus common stock represents approximately 7% of the outstanding shares of Bucyrus, the Company is required to either vote its shares in accordance with the recommendation of the Bucyrus board of directors or in the same proportion as the votes cast by all other Bucyrus stockholders.  The Company accounts for the shares in Bucyrus as an available for sale equity security under ASC 320, Investments - Debt and Equity Securities and files with the Commission the required disclosures concerning its ownership of Bucyrus.  Bucyrus is an independent public company

Terex Corporation   200 Nyala Farm Road   Westport, CT 06880 USA   TEL +1 203 222 7170   FAX +1 203 222 7976   www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
August 10, 2010

whose shares are traded on NASDAQ under the symbol “BUCY”.  There are no common officers or directors between Bucyrus and the Company.  The common stock of Bucyrus received in this transaction is subject to certain restrictions including the Company’s inability to directly or indirectly sell or otherwise transfer its economic interest in the shares of Bucyrus common stock for a period of one year.  The Company also entered into a transition services agreement with Bucyrus to provide certain general and administrative functions and the use of certain business related assets for a period of time after the sale in exchange for a fee.  The transition services agreement provides functional support to Bucyrus but does not provide for any influence over their operations.  Other than the functional support provided in accordance with the transition services agreement, the Company has no involvement with the operations of Bucyrus.  Therefore, based on the specific items outlined herein, the Company does not believe that it has any significant continuing involvement in the operations of the mining business subsequent to the disposal transaction.

ACKNOWLEDGEMENT:

Terex acknowledges that:  (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex’s filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments.  If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:   Ronald M. DeFeo
Phillip C. Widman

Terex Corporation   200 Nyala Farm Road   Westport, CT 06880 USA   TEL +1 203 222 7170   FAX +1 203 222 7976   www.terex.com